

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-Mail
Venkat Nallapati
Chief Executive Officer
AdeptPros Inc.
14301 87th Street, Suite 110
Scottsdale, AZ 85260

> **Re:** **AdeptPros Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-195995**
> **Filed May 15, 2014**

Dear Mr. Nallapati:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   You and your subsidiary AdeptPros LLC acquired AdeptProsIT Solutions Pvt. Ltd. on
        May 9, 2014 for cash. Please revise in the appropriate places to clarify the role and
        relationship of your current management and principal shareholders with this entity prior
        to its acquisition. In addition to the shared use of the "AdeptPros" name, your financial
        statement footnotes on pages F-12 and F-13 discloses large amounts of intersegment
        revenues between your App Development segment and the newly acquired Training &
        Consulting business through AdeptProsIT Solutions Pvt. Ltd.

3.   We note your interim financial statements do not contain page numbers. Please ensure
        financial statements in future amendments contain page numbers.

Summary Information, page 3

4.   In your overview sections on pages 3-4 and 19-21, please revise to describe the
        operations of each subsidiary. For example, it is unclear whether your Training &
        Consulting unit, called Genius Port, is operated through GeniusPort, Inc. or Adept IT
        Solutions Pvt. Ltd. Similarly, it is unclear whether your App Development unit is
        primarily operated in India or the United States, or through AdeptPros LLC or AdeptPros
        IT Solutions Pvt. Ltd.

5.   Please revise to clarify whether you generate any material amounts of revenue from your
        company owned mobile applications.

6.   On pages 4, 21, 23, 24 and 27, you disclose that your "largest customers" include
        Honeywell, Intel, SAP, IBM, Fidelity and others. Please revise to clarify whether you
        generate any material amounts of revenue from these customers.

Risk Factors

General

7.   Please clarify whether you have a substantial amount of assets located in India and
        whether there is a risk that U.S. persons or investors may have difficulty recovering such
        assets in a dispute.

We Rely Upon Several Major Customers…, page 7

8.   You disclose in this risk factor that for the fiscal year ended March 31, 2013, your largest
        customer accounted for approximately 26% of your sales. Please file your contracts with
        this customer as exhibits or advise why this is not required. Refer to Item 601(b)(10) of
        Regulation S-K. Also, include in your business disclosure a discussion of your
        dependence on your major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

We May Be Exempt From the Reporting Obligations Pursuant to Section 15(d) …, page 12

9.   Please clarify in this risk factor, and elsewhere in your prospectus as appropriate, the effect that a suspension in your periodic reporting obligations under Section 15(d) of the Exchange Act would have on your ability to be quoted on the Over-the-Counter Bulletin Board.

Selling Security Holders, page 14

10.   With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers over such shares. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Description of Business

Stock Purchase Agreement, page 20

11.   Please revise to disclose the consideration paid by you and your subsidiary to acquire AdeptPros IT Solutions Pvt. Ltd.

The Industry, page 21

12.   Please supplementally provide us with the copies of the reports or other source documentation for the industry statistics cited in this section. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Further, please clarify whether any of these sources were commissioned or created on your behalf.

Services: App Development unit includes the following services:, page 22

13.   Please revise to provide a more detailed description of the client base for your App Development unit. It is unclear whether this unit focuses on high-volume, smaller projects for small clients, or whether you are engaged in larger, high dollar volume projects. Your description should provide a separate discussion for both your Indian and U.S. customers.

Our Work, page 23

14.   Please revise the description of the applications that you have developed by clarifying whether you own each application, the date you delivered the application or when it was introduced to the public, whether each application is still operational or available to the public, and whether you still provide support or updates for these applications.

Description of Property, page 25

15.   Please disclose whether you own or lease the properties disclosed in this section. If you lease the properties, please disclose the material terms of the leases and tell us what consideration you gave to filing the lease agreements as exhibits to the registration statement. Refer to Item 102 of Regulation S-K

Notes to Condensed Consolidated Financial Statements

Note 7 – Subsequent Events

16.   Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

Consolidated Statements of Operations, page F-4

17.   Please tell us why you present salaries and wages on a separate line rather than allocating this expense by function.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

18.   We note your disclosure on page 4 that your business includes App Development and Training and Consulting. Please expand your revenue recognition policy to discuss specifically how you recognize revenue under each of these two business units. Clearly identify the type of arrangements and the billing terms with your customers (e.g., time and material, fixed price contracts or variable pricing). Further, identify the deliverable in each type of arrangements and disclose how the arrangement fee is allocated to each deliverable if your arrangements consist of multiple deliverables.

Note 4 – Segment Reporting, page F-12

19.   Disclose the basis for attributing revenues from external customers to individual countries. Refer to FASB ASC 280-10-50-41.a.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 27

General

20.   You describe yourself as an "industry leader in enterprise mobility" on page 27. Please revise to clarify the basis for this statement, such as market share information and third party support. Otherwise, please delete this sentence.

Results of Operations, page 27

21.   Provide disclosure for your interim period discussion of results of operations by segment similar to your year over year discussion beginning on page 28.

22.   Revise to disclose the underlying drivers of your revenue growth. Consider disclosing metrics that would better explain this growth and illustrate underlying trends (e.g., number of customers).   Further, please provide a more detailed description of why your revenues increased significantly in the three months and nine months ended December 31, 2013 over December 31, 2012.

23.   Please address the following items in your results of operations:

- Provide disclosure to explain the changes in operating expenses. This discussion should explain each line item.
- Include a discussion of provision for income taxes that explains why the Company recognizes a tax benefit in each period presented although you have generated income before income taxes.

Liquidity and Capital Resources, page 29

24.   Provide a more detailed discussion and analysis of operating cash flows for the year ended March 31, 2013. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to the guidance in Section IV.B.1 of SEC Release 33-8350. In addition, a discussion and analysis of operating cash flows as well as for investing and financing activities for the period ended December 31, 2013 should be provided.

Recent Accounting Pronouncements, page 30

25.   Please ensure that the listing of pronouncements to be adopted is accurate and up to date. We refer you to Question 33 of the Jumpstart Our Business Startups Act Frequently

Asked Questions. The phrase "new or revised financial accounting standard" is intended to mean any update to the Financial Accounting Standards Board Accounting Standards Codification (the FASB ASC) made after April 5, 2012. The transition accommodation provided to EGCs does not apply to any updates to the FASB ASC made on or before to April 5, 2012. FASB ASC updates made on or before April 5, 2012 must be adopted according to the requirements for public companies. For example, the FASB's revisions to its comprehensive income presentation requirements contained in ASUs 2011-05 and 2011-12 were issued prior to April 5, 2012.

Directors, Executive Officers, Promoters, and Control Persons, page 33

26. Please revise Mr. Nallapati's management biography to provide specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.

27. Please revise to clarify whether Messrs. Nallapati and Chichester are full-time employees and, if not, please revise to disclose the percentage of their time they devote to you. Please advise us whether a risk factor is necessary to discuss any conflicts of interest for any outside interests of your management.

Executive Compensation, page 36

28. Please revise to provide a description of the "All Other Compensation" earned by your named executive officers. Also, clarify whether any fees were paid to Mr. Chichester's advisory services firm, Madison Park Advisors.

29. Please revise to describe any plans or intentions regarding executive compensation after your initial public offering.

Security Ownership of Certain Beneficial Owners and Management, page 37

30. In appropriate places in the registration statement, please revise to describe the role of Jayaram Kode and Sekhar Kolla with you and your predecessors. For example, you list their addresses on page 37 as the same as your principal executive offices, but you do not describe them as officers, directors, or employees. Further, you do not provide any disclosure in the selling security holders table on page 15 as to whether these individuals have any material relationship with you or your predecessors. Refer to Item 507 of Regulation S-K.

Transactions with Related Persons, Promotes and Certain Control Persons, page 37

31. Please revise to provide the disclosures required by Item 404 of Regulation S-K for the three fiscal years prior to the filing of your registration statement. See Instruction 1 to

Item 404 for further guidance. Please include transactions that occurred in any predecessor entity prior to the April 15, 2014 share exchange agreement. We note that your financial statements describe a number of related party transactions, such as related party notes and advances, which are not disclosed in this section.

32. Please advise us whether the sellers of AdeptPros IT Solutions Private Limited, Rajendra Rasad Kode, Gautam Mandewalker, and Punnaiah Choudary Kalluri, are related to your officers, directors or principal shareholders. If yes, please clarify if the acquisition of AdeptPros IT Solutions Private Limited is a related party transaction under Item 404(a) of Regulation S-K.

33. Please revise to clarify Mr. Chichester's involvement with Madison Park Acquisition Corp. prior to his appointment as your officer and describe any arrangements you have with Madison Park Advisors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551- 3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC